SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of April 2005
                             _______________________

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated April 18, 2005.

         Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's press release, dated April 18, 2005.



                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ELBIT SYSTEMS LTD.
                                         (Registrant)


                                         By: /s/ Ilan Pacholder
                                            ------------------------------------
                                         Name:   Ilan Pacholder
                                         Title:  Corporate Secretary

Dated: April 18, 2005

    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

        1.                 Press release,  dated April 18, 2005.
        2.                 Press  release,  dated April 18, 2005.

                                                                       EXHIBIT 1

          FIRST STAGE OF THE TADIRAN COMMUNICATIONS SHARES PURCHASE BY
                            ELBIT SYSTEMS COMPLETED

         ELBIT SYSTEMS REACHED HOLDINGS OF APPROXIMATELY 20% OF TADIRAN
                             COMMUNICATIONS SHARES

  KOOR PURCHASED FROM FEDERMANN ENGERPRISES APPROXIMATELY 5.3% OF ELBIT SYSTEMS

HAIFA, ISRAEL, APRIL 18, 2005 ELBIT SYSTEMS LTD. (NASDAQ: ESLT), ("Elbit Systems") announced, further to its announcement of December 27, 2004, that it completed the first stage of the transaction to purchase shares of Tadiran Communications Ltd. ("Tadiran Communications") from Koor Industries Ltd. ("Koor"). The first stage of the transaction was completed after all the conditions precedent and all the required approvals for this stage were obtained.

According to the transaction agreements, Elbit Systems purchased from Koor, in this stage, approximately 13.7% of the share equity of Tadiran Communications. In addition to the shares previously purchased by Elbit Systems in the stock market, it now holds approximately 20% of Tadiran Communications' shares. Koor purchased approximately 5.3% of Elbit Systems' share equity from the Federmann Group.

Upon completion of the first stage of the transaction, three members at Tadiran Communications' board of directors were appointed: Joseph Ackerman, Elbit Systems' President, and two of Elbit Systems' Vice Presidents, Joseph Gasper and Jacob Gadot. Also, Jonathan Kolber, CEO of Koor, was appointed as a member of Elbit Systems' board of directors.

Elbit Systems purchased Tadiran Communications shares from Koor in consideration for approximately $62.5 million. Koor purchased from the Federmann Group Elbit Systems' shares in consideration for approximately $53.2 million.

The parties are continuing towards completion of the transaction, and therefore agreed that to the extent necessary, the time schedule for the completion of the second stage will be extended by up to four months.

Michael Federmann, Chairman of Elbit Systems, Joseph Ackerman, President and CEO of Elbit Systems, Jonathan Kolber, CEO of Koor, and Danny Biran, President of Koor, said: "We are pleased with the completion of the first stage of this strategic transaction. We are sure that all the parties involved will contribute their best efforts in order to complete the transaction for the benefit of the Israeli defense industry, Elbit Systems, Koor and Tadiran Communications."


ABOUT ELBIT SYSTEMS


Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.


For more about Elbit Systems,  please visit our website at  www.elbitsystems.com

CONTACTS:

COMPANY CONTACT                                    IR CONTACTS
Ilan Pacholder, Corporate Secretary and VP         Ehud Helft/Kenny Green
   Finance & Capital Markets
  ELBIT SYSTEMS LTD.                               GK INTERNATIONAL
Tel:  972-4  831-6632                              Tel: 1-866-704-6710
Fax: 972-4  831- 6659                              Fax: 972-3-607-4711
pacholder@elbit.co.il                              ehud@gk-biz.com
---------------------                              ---------------
                                                   kenny@gk-biz.com
                                                   ----------------


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                                                       EXHIBIT 2


            JOINT PARTNERSHIP BETWEEN ELBIT SYSTEMS AND IAI IN TURKEY


HAIFA, ISRAEL, APRIL 18, 2005 ELBIT SYSTEMS LTD. (NASDAQ: ESLT), ("Elbit Systems") announced, following media publicity on the subject today in Israel and abroad, that a partnership equally owned by Elbit Systems and Israel Aircraft Industries (IAI) signed an agreement to conduct a project with a local company, for the Turkish Army. The agreement's validity is subject to the fulfillment of further conditions.

ABOUT ELBIT SYSTEMS


Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.


For more about Elbit Systems,  please visit our website at  www.elbitsystems.com
CONTACTS:

COMPANY CONTACT                                   IR CONTACTS
Ilan Pacholder, Corporate Secretary and           Ehud Helft/Kenny Green
   VP Finance & Capital Markets
     ELBIT SYSTEMS LTD.                           GK INTERNATIONAL
Tel:  972-4  831-6632                             Tel: 1-866-704-6710
Fax: 972-4  831- 6659                             Fax: 972-3-607-4711
pacholder@elbit.co.il                             ehud@gk-biz.com
---------------------                             ---------------
                                                  kenny@gk-biz.com
                                                  ----------------

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.